SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*


                            Baseline Oil & Gas Corp.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069827103
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

          Joshua L. Targoff                         Michael A. Schwartz
           Third Point LLC                     Willkie Farr & Gallagher LLP
           390 Park Avenue                          787 Seventh Avenue
              18th Floor                            New York, NY 10019
          New York, NY 10022                          (212) 728-8000
           (212) 224-7406


                                December 30, 2008
      ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 2 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    88,321,348
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,321,348
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,321,348
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            58.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 3 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    88,321,348
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,321,348
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,321,348
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            58.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 4 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Partners L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    35,502,047
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                35,502,047
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            35,502,047
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 5 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Partners Qualified L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    52,423,301
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                52,423,301
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            52,423,301
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

     This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Baseline Oil & Gas Corp., a Nevada corporation (the "Company"), to amend the Schedule 13D filed on July 18, 2008 (as amended by Amendment No. 1 thereto filed on July 21, 2008, Amendment No. 2 thereto filed on July 22, 2008, Amendment No. 3 thereto filed on July 25, 2008, Amendment No. 4 thereto filed on August 14, 2008, and this Amendment No. 5, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Partners L.P., a Delaware limited partnership ("Partners"), Third Point Partners Qualified L.P., a Delaware limited partnership ("Partners Qualified"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, collectively with the Management Company, Partners and Partners Qualified, the "Reporting Persons").

     The Management Company is the investment manager or adviser to Partners, Partners Qualified and other various funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Schedule 13D relates to the shares of Common Stock directly owned by the Funds. The Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. This Amendment No. 5 is being filed to disclose that on December 30, 2008 Partners and Partners Qualified sold an aggregate of 17,500,000 shares of Common Stock in privately negotiated transactions.

Item 5.   Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     As of the date hereof, the Management Company and Mr. Loeb beneficially own 88,321,348 shares of Common Stock which represent 58.3% of the 151,497,530 shares of Common Stock issued and outstanding as of November 10, 2008 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 14, 2008. The percentages used herein and in the rest of this
Schedule 13D are calculated based upon this number of outstanding shares. Partners beneficially owns 35,502,047 shares of Common Stock representing 23.4% of the outstanding Common Stock and Partners Qualified beneficially owns 52,423,301 shares of Common Stock representing 34.6%.

     Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

     The Management Company and Mr. Loeb share voting and dispositive power over the 88,321,348 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and Partners share voting power and dispositive power over the 35,502,047 shares of Common Stock directly beneficially owned by Partners. The Management Company, Mr. Loeb and Partners Qualified share voting power and dispositive power over the 52,423,301 shares of Common Stock directly beneficially owned by Partners Qualified.

     Item 5(c) of the Schedule 13D is hereby amended to add the following thereto:

     On December 30, 2008, Partners and Partners Qualified sold 7,066,000 and 10,434,000 shares of Common Stock, respectively, in privately negotiated transactions at a price of $0.01 per share.

     Other than as set forth herein, there were no transactions in Common Stock effected by the Funds (and as a result the Reporting Persons), nor, to the best of their knowledge, any of their directors, executive officers, general partners or members during the past 60 days.




                            [Signature pages follow]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2008

                             THIRD POINT LLC

                             By:  Daniel S. Loeb, Chief Executive Officer

                             By:  /s/ William Song
                                ------------------------------------------------
                                  William Song
                                  Attorney-in-Fact


                             DANIEL S. LOEB


                             By:  /s/ William Song
                                ------------------------------------------------
                                  William Song
                                  Attorney-in-Fact


                             THIRD POINT PARTNERS L.P.

                             By:  Third Point Advisors LLC, its General Partner
                             By:  Daniel S. Loeb, Managing Member


                             By:  /s/ William Song
                                ------------------------------------------------
                                  William Song
                                  Attorney-in-Fact


                             THIRD POINT PARTNERS QUALIFIED L.P.

                             By:  Third Point Advisors LLC, its General Partner
                             By:  Daniel S. Loeb, Managing Member


                             By:  /s/ William Song
                                ------------------------------------------------
                                  William Song
                                  Attorney-in-Fact




               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                    WITH RESPECT TO BASELINE OIL & GAS CORP.]